MAIL STOP 3561

June 30, 2006

Mr. William C. Morro
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

> **Re: InterAmerican Acquisition Group Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 7, 2006**
> **File No. 333-125558**

Dear Mr. Morro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include your supplemental response to prior comment one of our letter dated May 26, 2006 in the prospectus. Also, disclose whether you have evaluated the manufacturing industry and whether there are any other specific criteria that the company has identified that will be used in its search for a target business.

Prospectus Cover Page

2. As requested in prior comment two of our letter dated May 26, 2006, please clarify the reference to "significant US market presence."

Prospectus Summary, page 1

3. In light of your response to prior comment two of our letter dated May 26, 2006 that the company is not limiting its operating scope to any particular geographic area, please revise the disclosure throughout the prospectus to make clear that this is not a requirement and that you are not limited to any particular geographic area. Clarify that the "objectives" you refer to are not requirements and that essentially you may target any business, subject to the 80% test.

4. Remove the reference to "lowering its costs or increasing sales in the new operating jurisdiction." This statement appears speculative in light of the lack of a specific target business. Remove other speculative disclosure throughout the prospectus, such as being a US entity could "enhance the global competitive position of the combined entity."

5. We note the statement that you anticipate focusing on a US manufacturing business that has a cost structure that is becoming uncompetitive in the face of international competition or that may be unable to meet the challenges of globalization. Clarify whether you plan on targeting distressed companies. If so, consider adding a risk factor.

6. Reconcile the disclosure on page 3 regarding the amount of warrants to be issued to InterAmerican Capital Partners LLC ($900,000) with the disclosure on page 2 ($1.3 million). Revise disclosure throughout the prospectus.

7. Since the only business of the company is to find a target business, please explain the "consulting fees or other similar compensation in connection with bona fide services" to be rendered to the company. We may have further comment.

8. We reissue prior comment five of our letter dated May 26, 2006. We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.

9. We note the statement that you will pay the costs associated with dissolution and liquidation from the remaining assets outside the trust. Provide the basis for your statement that you believe there should be sufficient funds available out of the trust account. Please clarify that there is no guarantee that there will be any remaining funds outside the trust and disclose how you plan to pay these costs if there are inadequate funds outside the trust.

10. Clarify the statement that they will be personally liable severally and "to the extent of their respective beneficial ownership."

11. We note that the personal liability of two executive officers is limited to vendors and thus would not include third party creditors. Provide examples of third party creditors that may arise in your business. In light of this limitation, clarify throughout the prospectus this potential claim against the amount individuals would receive from the trust account in the event of dissolution and liquidation. We may have further comment.

12. In light of the actions the company must take to dissolve the company, explain the statement on page 10 that "we will promptly liquidate the trust account … as part of our plan of dissolution and distribution." It appears that there is no guarantee this will occur promptly, if a business combination is not entered into.

Risk Factors, page 10

13. We note the reference to Messrs. Morro and Sinkin being severally liable, which would mean that each individual could be liable for the entire amount if the other individual was unable to provide the indemnification. However, the disclosure regarding their liability being limited to their percent ownership appears contradictory. Clarify throughout the prospectus. Also, clarify that the indemnification would only appear to cover 90% of any potential amount that would be covered by the indemnification agreement. Please revise to clarify.

14. We reissue prior comment 16 of our letter dated May 26, 2006. Please disclose in the prospectus all steps the company has taken to confirm that Messrs. Morro and Sinkin have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

15. We reissue prior comment 19 of our letter dated May 26, 2006. It appears that while you are targeting companies that could benefit from operations in Mexico/Latin America, since you are not constrained by this criterion, it would appear the risks associated with operating a target business in Mexico/Latin America and other foreign countries would not be relevant. Please revise or advise.

16. We reissue prior comment 22 of our letter dated May 26, 2006. We note that you are relying upon an exemption in issuing the warrants to InterAmerican Capital Partners II LLC in the private placement that will take place after this offering but the agreement was entered into during the course of this offering. Please revise to include a risk factor to address the possibility that the offering could be considered a general solicitation with respect to the noted private placement. In doing so, revise to discuss any potential liabilities attached to such possibility. Discuss in the prospectus whether the LLC has the funds available for the private placement.

17. We note your supplemental response to prior comment 23 of our letter dated May 26, 2006. Please add disclosure in the prospectus clearly indicating, if true, that management will not enter into a business combination with affiliated entities.

Use of Proceeds, page 25

18. We note the disclosure in footnote one that $75,000 of offering expenses have already been paid with proceeds from a loan may by InterAmerican Advisors LLC. Clarify the interest rate on the loan.

19. Provide the experience of management that led to your belief that the excess working capital will be sufficient for the costs and clarify the reference to "transactions of this type in the past." Clarify whether management has experience in blank check companies.

Proposed Business, page 33

20. We reissue prior comment 28 of our letter dated May 26, 2006. Unless you are limited to manufacturing or service sectors, the disclosure in the second and third paragraphs of the introduction would not appear relevant.

21. We reissue prior comment 30 of our letter dated May 26, 2006. Please explain the types of services that may be rendered by affiliated entities that would be paid by the company. Since the entire business of the company is to seek and acquire a target business, and in light of the disclosure that "in no event … will we pay any of our existing officers, directors or stockholders or any entity with which they are affiliated any finders fees for services rendered to us prior to, in connection with or following the consummation of a business combination," please explain the nature of the services that would be paid. Explain how those funds will be paid.

22. We note the statement on pate 43 that in the event the company obtains a waiver, then the indemnification will not be available. Reconcile with disclosure elsewhere that indemnification is not available for "valid" waivers. If indemnification is not available when waivers are determined not to be validly enforceable, please clearly disclose throughout the prospectus and discuss the risk.

Principal Stockholders, page 48

23. Name the stockholders who received the shares from Mr. Wolfson in a private transaction. Clarify whether they were shareholders prior to the private placement. Clarify the consideration paid for these shares and provide an analysis under Rule 144.

24. The beneficial ownership table should include the entire amount of shares held by InterAmerican Capital Partners II LLC in the beneficial ownership attributable to both Messrs. Morro and Sinkin, since they are jointly the control persons.

Financial Statements, page F-1
Note 2 – Proposed Public Offering, page F-9

25. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.   Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

26. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

Undertakings

27. Please provide the undertakings from Item 512(a)(5) and (6) of Regulation S-K, as applicable.

Exhibits

28. We reissue prior comment 37 of our letter dated May 26, 2006. Revise your legality opinion to indicate that opinion opines upon Delaware and New York law including the statutory provisions, all applicable provisions of the Delaware and New York Constitution and reported judicial decisions interpreting those laws.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Christopher S. Auguste, Esq.
Fax: (212) 715-8000